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                                                                Exhibit 99(i)(1)


               IN THE COURT OF CHANCERY FOR THE STATE OF DELAWARE
                          IN AND FOR NEW CASTLE COUNTY

- - - - - - - - - - - - - - - - - - x
                                    :
WILLIAM PHELPS and LAWTON           :
WILLISTON, on behalf of             :
themselves and all others           :
similarly situated,                 :
                                    :
                  Plaintiffs,       :            C.A. No. [17664 NC]
                                    :
             -against-              :
                                    :
TRANSPORTATION TECHNOLOGIES         :
INDUSTRIES, INC., THOMAS M. BEGEL,  :
ANDREW M. WELLER, R. PHILIP         :
SILVER, FRANCIS A. STROBLE, and     :
CAMILLO SANTOMERO,                  :
                                    :
                  Defendants.       :
- - - - - - - - - - - - - - - - - - x

                             CLASS ACTION COMPLAINT

                  1. Plaintiffs, by their attorneys, allege upon information and belief, except as to paragraph 1 which plaintiffs allege upon knowledge, as follows:

                  2. Plaintiffs are and were, at all times relevant to this action, stockholders of defendant Transportation Technologies, Inc. ("TTI" or the "Company").

                  3. Plaintiffs bring this action on behalf of themselves and all other stockholders of defendant TTI who are similarly situated, to enjoin a




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contemplated acquisition transaction of TTI of alternatively, to seek rescission or rescissory damages in the event the aforesaid transaction is consummated. Plaintiffs allege that they and the other members of the class are entitled to such relief because the proposed transaction and the acts of defendants in connection therewith, as alleged herein, constitute self dealing, deception, unfair dealing, overreaching and a breach of the fiduciary duties owed to TTI stockholders by defendants. The proposed transaction which would freeze out plaintiffs and the other members of the class is being undertaken primarily to permit certain management participants in the transac tion to acquire the business of TTI from plaintiffs and the other class members at an inadequate price and to permit said participants to maintain and continue certain highly beneficial financial relationships with the Company.

                  4. Defendant TTI is a corporation duly organized and existing under the laws of the state of Delaware, with its principal offices located at 980 North Michigan Avenue, Suite 1000, Chicago, Illinois 606111. As of November 11, 1999, there were approximately 10.3 million shares of TTI common stock outstand ing. Defendant TTI manufactures components for heavy-duty and medium-duty trucks and buses and the trucks part aftermarket.

                  5. Defendant Thomas M. Begel ("Begel"), at all times relevant hereto, was the Chairman, Chief Executive Officer, and a director of the Company.


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                  6. Defendant Andrew M. Weller, at all times relevant hereto, was an Executive Vice President, Chief Financial Officer and a director of the Company.

                  7. Defendants Francis A. Stroble, R. Philip Silver and Camillo Santomero were and still are directors of TTI.

                  8. Each of the individual defendants as officers and directors of TTI have a fiduciary relationship and responsibility to plaintiffs and the other common public stockholders of TTI and owe to plaintiffs and the other class mem bers the highest obligations of good faith, loyalty, fair dealing, due care and candor.

                            CLASS ACTION ALLEGATIONS

                  9. Plaintiffs bring this action pursuant to Rule 23 of the Rules of the Court of Chancery on behalf of themselves and all other stockholders of the Company (except defendants and any person, firm, trust, corporation, or other entity related to or affiliated with any defendant), who are or will be adversely affected by the conduct of the defendants as more fully described herein (the "Class").

                  10. This action is properly maintainable as a class action for the following reasons:

                           (a) The Class is so numerous that joinder of all
members is impracticable. As of November 11, 1999, TTI had approximately 10.3 million shares of common stock outstanding. The Company stock is traded on the NASDAQ National Market System;


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                           (b) The members of the Class are scattered throughout
the United States and are so numerous as to make it impracticable to bring them all before this Court;

                           (c) There are questions of law and fact which are
common to the Class and which predominate over questions affection any individual Class member. The common questions include, INTER ALIA, the following:

                                    (1) whether defendants are breaching their
fidu ciary duties owed by them to plaintiffs and members of the class and/or have aided and abetted in such breach, by virtue of their participation and/or acquiescence and by their other conduct complained of herein;

                                    (2) whether defendants are breaching their
fidu ciary obligations to plaintiffs and members of the class by failing and refusing to attempt in good faith to maximize stockholder value;

                                    (3) whether defendants have wrongfully
failed and refused to seek a purchaser of TTI and/or any and all of its various assets or divisions at the best price obtainable; and

                                    (4) whether plaintiffs and the other members
of the Class will be irreparably damaged by defendants' wrongful conduct alleged herein and if so, what is the proper remedy and/or measure of damages;


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                                    (d) The claims of plaintiffs are typical of
the claims of the Class in that all members of the Class will be damaged by defendants' actions;

                                    (e) Plaintiffs are committed to prosecuting
this action and have retained competent counsel experienced in litigation of this mature. Plaintiffs are adequate representatives of the Class;

                                    (f) The prosecution of separate actions by
individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class;

                                    (g) Defendants have acted or refused to act
on grounds generally applicable to the Class, thereby making appropriate injunctive relief and/or corresponding declaratory relief with respect to the Class as a whole.

                                CLAIM FOR RELIEF

                  11. On December 14, 1999, TTI announced that an investor group led by defendants Begel and Weller (the "Buyout Group") had offered to buy all of the outstanding shares of TTI for $20 per share in cash. As reported, the Buyout Group has received executed commitment letters from financial institutions provid ing for the necessary financing.

                  12. The purpose of the proposed acquisition transaction is to enable the Buyout Group to acquire the shares of TTI they do not already own and


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TTI's valuable assets for the benefit of the Buyout Group at the expense of
TTI's public stockholders.

                  13. By virtue of the acts and conduct alleged herein, defendants are carrying out a preconceived plan to eliminate the public common stockholders of TTI in order to appropriate for themselves the benefits of the ownership of the Company, including its potential and continuing growth and value. Defendants, both individually and as part of a common plan and scheme, have taken and are continu ing to take such actions in total disregard for the respective duties to plaintiff and the class. As a result of the proposed transaction, the TTI public stockholders will be wrongfully deprived of their investment in TTI and all of its present and continuing profitability and growth.

                  14. Defendants' knowledge and economic power and that of the investing public is unequal because TTI's management, including members of the Buyout Group, controls the business and corporate affairs of TTI and is in possession of material non-public information concerning the Company's assets, businesses and future prospects. This discrepancy makes it grossly and inherently unfair for the Buyout Group to obtain ownership of TTI from its public stockholders at the unfair and grossly inadequate price offered herein.

                  15. The transaction price is not the result of arm's length negotia tion and is not based upon any independent evaluation of the current value of TTI's


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common stock, assets or business, but was fixed arbitrarily by the Buyout Group as part of their unlawful plan and scheme to obtain the entire ownership of the Company's asset and businesses at the lowest possible price.

                  16. Defendants have not considered adequately or encouraged other possible purchases of and offers for the assets of TTI or its stock in a manner designed to obtain the highest possible price for TTI's public stockholders, but rather have placed their own interests before those of the public stockholders, contrary to their fiduciary duties.

                  17. Defendants have clear and material conflicts of interest and are acting to better the interests of the Buyout Group at the expense of TTI's public stockholders. The Buyout Group is intent on acquiring the Company's assets and business at [a] time when the Company is experiencing increasing growth and success.

                  18. As a result of the actions of the defendants, plaintiffs and the other members of the Class have been and will be damaged in that they have not and will not receive their fair proportion of the value of TTI's assets and businesses and/or have been and will be prevented from obtaining a fair and adequate price for their shares of TTI's common stock.

                  19. Plaintiffs seek preliminary and permanent injunctive relief and declaratory relief preventing defendants from inequitably and unlawfully depriving


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plaintiffs and the Class of their right to realize a full and fair value for their stock at a substantial premium over the market price, and to compel defendants to carry out their fiduciary duties to maximize shareholder value.

                  20. As a result of the foregoing, plaintiffs and the other members of the Class will be irreparably harmed in that they will not receive their fair portion of the value of TTI's assets and business and will be prevented from obtaining the real value of their equity ownership of the Company. Unless enjoined by the Court, defendants will continue to breach their fiduciary duties owed to plaintiffs and the other members of the Class and will consummate the sale of TTI at an inadequate and unfair price, or upon inequitable terms, all to the irreparable harm of plaintiffs and the other members of the Class.

                  21. Plaintiffs and the Class have no adequate remedy at law.

                  WHEREFORE, plaintiffs pray for judgment and relief as follows:

                  A. Ordering that this action may be maintained as a class action and certifying plaintiffs as the Class representatives;

                  B. Declaring that defendants have breached their fiduciary and other duties to plaintiffs and the other members of the Class;

                  C. Entering an order requiring defendants to take the steps set forth hereinabove;


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                  D. Preliminarily and permanently enjoining the defendants and their counsel, agents, employees and all persons acting under, in concert with, or for them, from proceeding with, consummating or closing the proposed transaction;

                  E. In the event the proposed transaction is consummated, rescinding it and setting it aside;

                  F. Awarding compensatory damages against defendants individu ally and severally in an amount to be determined at trial, together with prejudgment interest at the maximum rate allowable by law;

                  G. Awarding costs and disbursements, including plaintiffs' counsel's fees and experts' fees; and


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                  H. Granting such other and further relief as the Court may deem just and proper.

Dated:   December 14, 1999

                                          ROSENTHAL, MONHAIT, GROSS &
                                              GODDESS, P.A.

                                          By:   ______________________________
                                                919 North Market Street
                                                Mellon Bank Center, Suite 1401
                                                Wilmington, Delaware  19801
                                                (302) 656-4433

OF COUNSEL:

ABBEY, GARDY & SQUITIERI, LLP
212 East 39th Street
New York, New York 10016
(212) 889-3700

SHALOV STONE & BONNER
276 Fifth Avenue
Suite 704
New York, New York  10001


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